Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this Report on Form 6-K. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. We maintain our accounting books and records in New Israeli Shekels and our functional currency is the New Israeli Shekel. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Company”, “SaverOne”, “we” or “our” refers to SaverOne 2014 Ltd. thereafter unless otherwise required by the context.. “NIS” means New Israeli Shekel, and “$,” “US$,“U.S. dollars” and “USD” mean United States dollars.

The following discussion and analysis of our financial condition and results of operations contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.5 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2022.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the ability of our technology to substantially improve the safety of drivers;

●	our planned level of revenues and capital expenditures and our belief that our existing cash will be sufficient to fund our operations for at least the next 12 months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	the impact of the COVID-19 pandemic, and resulting government actions on us; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424B4 filed with the SEC on June 6, 2022.

The preceding list is not intended to be an exhaustive list of any forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this Report on Form 6-K are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this Report on Form 6-K are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results or to changes in our expectations.

Overview

We are a development stage technology company engaged in the design, development and commercialization of transportation and safety applications designed to save lives by preventing car accidents resulting from the use of cellular phones while driving. Our SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA’s guidelines for a complete solution for distracted driving.

Our roadmap consists of two product lines, the first line target the aftermarket vehicle market (i.e. vehicles already supplied to customers) and the second product line targets vehicle manufacturers (a.k.a. the OEM market). Our first-generation product is for the aftermarket vehicle market and is intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. To date, over 1,600 systems have been ordered (which includes over 450 systems ordered as part of our ongoing Generation 1.0 pilot program and over 1,150 systems purchased in commercial orders by our Generation 1.0 customers) and over 1,000 of these systems have been installed.

Our second-generation product will replace the fist-generation in the aftermarket product line. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We expect to launch the Generation 2.0 solution for sale in the third quarter of 2022. We expect to target the global aftermarket automobile market starting with the U.S. and Europe.

Our second product line, for the vehicle manufacturers, consists of our OEM solution. We plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it during 2024.

We have experienced net losses in every period since the inception of SaverOne. We incurred net losses of NIS 26.5 million (approximately $7.6 million), NIS 13.3 million (approximately $3.8 million) and NIS 11.9 million (approximately $3.4 million) for the year ended December 31, 2021, the six months ended June 20, 2021, and the six months ended June 20, 2022, respectively. As of June 30, 2022, we had an accumulated deficit of NIS 88.7 million (approximately $25.3 million). We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. Furthermore, we are incurring additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses, the extent to which we did not incur as a TASE-listed company.

Components of Operating Results

Revenues and Cost of Revenues

Our total revenue consists of selling our Generation 1.0 SaverOne system and our cost of revenues consists of the direct cost of producing and installing the system. Currently, our business activity is only in Israel. Since we are still in the initial phase in rolling out our Generation 1.0 SaverOne system and our Generation 2.0 system is still in development, we cannot forecast our revenue in future periods.

Research and Development Expenses, Net

We have invested almost all of our efforts and financial resources in the research and development of our SaverOne system which is still in development. Research and development related activities are currently our primary expenditure. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when we will enter into collaboration arrangements, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our research and development expenses to increase over the next several years as our development programs progress and we expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our solutions.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	costs associated with regulatory compliance.

We recognize research and development expenses as we incur them deducted by government grants in respect of a research and development project received from the Israel Innovation Authority, or IIA, which are not reasonably assured that the amount received will not be refunded

Selling and Marketing Expenses

Selling and marketing expenses until December 31, 2021 consisted primarily of share-based compensation recorded with respect of unregistered rights to shares issued to Keshet Holdings Limited Partnership, which is managed by Keshet Broadcasting, or Keshet, who provided media and advertisement services to the Company in 2020 and 2021. During 2022 onwards, selling and marketing expenses mainly consist of our sales department costs. As we penetrate new markets, we anticipate that our selling and marketing expenses will increase in the future as we expand our sales department and invest in the marketing of our solutions.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, patent application and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products. We also anticipate that we will continue to incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Income (Expenses), Net

Finance income (expenses), net, consisted primarily of bank fees, exchange differences, direct and incremental issuance costs incurred through initial public offering in Unites states that were allocated to derivative warrant liability and changes in the fair value of warrants recorded as a derivative financial liability.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2021, our operating tax loss carryforwards were approximately NIS 55.8 million (approximately $15.9 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Below is a summary of our unaudited results of operations for the periods indicated:

	Six Months Ended June 30,	Six Months Ended June 30,
	2022	2021
	NIS thousands	NIS thousands
Revenues	382	201
Cost of revenues	(267)	(165)
Gross Profit	115	36

Operating expenses:
Research and development expenses, net	(10,184)	(8,854)
Selling and marketing expenses	(481)	(1,677)
General and administrative expenses	(2,511)	(2,690)
Loss from operations	(13,061)	(13,185)
Finance expense	(869)	(117)
Finance income	2,030	1
Finance income (expense), net	1,161	(116)
Net loss	(11,900)	(13,301)

Six Months Ended June 30, 2022 Compared to Six Months Ended June 20, 2021

Revenues

Revenues increased by approximately NIS 181,000 (approximately $52,000), or 90%, to NIS 382,000 (approximately $109,000) for the six months ended June 30, 2022, compared to NIS 201,000 (approximately $57,000) for the six months ended June 30, 2021. This increase was mainly the result of new agreements we entered into in 2022 related to our Generation 1.0 solution which was launched in late 2019.

Research and development expenses, net

Research and development expenses, net increased by approximately NIS 1,330,000 (approximately $380,000), or 15%, to approximately NIS 10,184,000 (approximately $2,910,000) for the six months ended June 30, 2022, compared to NIS 8,854,000 (approximately $2,530,000) for the six months ended June 30, 2021. This increase resulted mainly from salaries and related expenses and subcontractors, due to an increase in the number of employees, and an increase in research and development activity, mainly related to the development of our Generation 2.0 solution.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately NIS 1,196,000 (approximately $342,000), or 71%, to approximately NIS 481,000 (approximately $137,000) for the six months ended June 30, 2022, compared to NIS 1,677,000 (approximately $479,000) for the six months ended June 30, 2021. Selling and marketing expenses for the six months ended June 30, 2022 included mainly our sales department costs. Selling and marketing expenses for the six months ended June 30, 2021 included share-based compensation in the amount of NIS 1,456,000 recorded with respect of unregistered rights issued to Keshet, pursuant to our arrangement with Keshet for media advertisement for us on Keshet’s various media channels. The agreement with Keshet ended during 2021.

General and administrative expenses

General and administrative expenses decreased by approximately NIS 179,000 (approximately $51,000), or 7%, to approximately NIS 2,511,000 (approximately $717,000) for the six months ended June 30, 2022, compared to approximately NIS 2,690,000 (approximately $769,000) for the six months ended June 30, 2021. The decrease resulted mainly from lower share-based compensation expenses.

Financing income (expenses), net

Financing income, net for the six months ended June 30, 2022 were NIS 1,161,000 (approximately $332,000) and resulted mainly from exchange differences due to an increase in the USD/NIS exchange rate less direct and incremental issuance costs incurred through the initial public offering in the Unites States allocated to derivative warrant liability. Financing expenses, net for the six months ended June 30, 2021 were NIS 116,000 (approximately $33,000) mainly from bank fees and exchange rate differences.

Net loss

Net loss decreased by approximately NIS 1,401,000 (approximately $400,000), or 11%, to approximately NIS 11,900,000 (approximately $3,400,000) for the six months ended June 30, 2022, compared to NIS 13,301,000 (approximately $3,800,000) for the six months ended June 30, 2021. The decrease resulted mainly from share-based compensation expenses and financing income from exchange rate differences due to an increase in the USD/NIS exchange rate.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 3 to our financial statements for the six months ended June 30, 2022. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates. Pursuant to International Accounting Standard No. 1, it is required inter alia to give disclosure to the accounting principles whose implementation involves estimates and considerations having significant sensitivity to future events, the occurrence of which may impact the reported amounts.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to the financial statements included in elsewhere in this registration statement, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

Liquidity and Capital Resources

We have financed our operations since our inception primarily from private and public offerings, equity bridge investment transactions and government grants for research and development project received from the IIA.

From our inception date through June 30, 2022, we raised an aggregate of NIS 119 million (approximately $34 million) in private and public offerings and equity bridge investments. As of June 30, 2022, we had NIS 41 million (approximately $11.7 million) in cash and cash equivalents and short-term bank deposits.

We are currently in the research and development stage and have not yet generated significant revenues from our operations. From inception date and through June 30, 2022, we reported losses and a negative cash flow from current operating activity. As of June 30, 2022, we had an accumulated deficit of NIS 88.7 million (approximately $25 million) and we had a comprehensive loss and a negative cash flow from current operations in amounts of NIS 11.9 million (approximately $3.4 million) and NIS 11.9 million (approximately $3.4 million) for the six months ended June 30, 2022.

We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development and potential commercialization of our products and incur additional costs associated with being a public company.

The table below shows a summary of our cashflows for the periods indicated:

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
	NIS thousands
Net cash used in operating activities	(11,912)	(10,659)
Net cash provided by (used in) investing activities	5,002	(12,155)
Net cash provided by financing activities	37,344	45
Net increase (decrease) in cash and cash equivalents	30,434	(22,769)

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Net cash used in operating activities

Net cash used in operating activities increased by NIS 1,253,000 (approximately $358,000), or 12%, to approximately NIS 11,912,000 (approximately $3,403,000) for the six months ended June 30, 2022 compared to approximately NIS 10,659,000 (approximately $3,045,000) for the six months ended June 30, 2021. This increase was mainly the result of an increase in research and development expenses related to the development of the second generation of our product.

Net cash used in investing activities

Net cash provided by investing activities for the six months ended June 30, 2022 was NIS 5,002,000 (approximately $1,429,000), compared to net cash used in investing activities for the six months ended June 30, 2021 totalled NIS 12,155,000 (approximately $3,473,000). This change was mainly due to changes in bank deposits during the periods.

Net cash provided by financing activities

Net cash provided by financing activities increased by NIS 37,299,000 (approximately $10,657,000), or 829%, to approximately NIS 37,344,000 (approximately $10,670,000) for the six months ended June 30, 2022 compared to approximately NIS 45,000 (approximately $13,000) for the six months ended June 30, 2021. This increase was mainly due to aggregate net proceeds of NIS 37.6 million (approximately $10.7 million) from our initial public offering in the United States.

Future Funding Requirements

We have incurred losses and cash flow deficits from operations since the inception date, resulting in an accumulated deficit as of June 30, 2022 of approximately NIS 88.7 million (approximately $25.3 million). We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents are sufficient to fund our projected cash needs for at least twelve months from the date of this Report on Form 6-K. However, to meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;

●	the costs of development and expansion of our operational infrastructure;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures products.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our products. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources.

We are a development-stage technology company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.